2115 O’Nel Drive, San Jose, CA  95131 USA
Phone (408) 731-2700 ● Fax (408) 731-3675 ●www.proxim.com

                                                                                                                January 23, 2008

By Overnight Delivery and EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C.20549
Attention: Andrew Mew

Re:	Proxim Wireless Corporation
Form 10-K for the year ended December 31, 2006
Form 10-Q for the quarter ended September 30, 2007
File No. 000-29053

Dear Mr. Mew:

We are filing this letter in response to the staff’s follow-up comment letter dated January 7, 2008 related to Proxim Wireless Corporation’s supplemental response letter dated December 18, 2007, and the above-referenced filings by Proxim Wireless Corporation (“Proxim”) with the Securities and Exchange Commission (the “Commission”).  For ease of reference, the bold headings and numbered paragraphs below correspond to the headings and numbered comments in the staff’s comment letter.

Form 10-K for the Year Ended December 31, 2006

Financial Statements and Notes

2. Summary of Significant Accounting Policies

Revenue Recognition, page 62

1.
We note in your response to comment 5. Explain to us in more detail the difference between “sell in” and deferred “sell through” basis in recognizing product revenues under SFAS 48. In your response, tell us when the rights of return expire and how it affects your estimates in recognizing revenues.

Proxim revenue consists of direct shipments to customers or other equipment manufacturers (OEM), and distributors who resell our products to third party customers.

In the case of direct customers or OEM manufacturers we recognize revenue at point of shipment from either Proxim’s facility or from our contract manufacturer’s facilities when the product is shipped from the respective docks

Securities and Exchange Commission
Division of Corporation Finance
December [18], 2007

since title and acceptance are passed to the end customer. We meet the conditions of SAB 104, and SFAS 48 for revenue recognition at point of shipment for direct customer and OEM sales.

In the case of Proxim products which are sold to distributors we generally recognize revenue to most distributors on a “sell in” basis at point of shipment since we have met all of the conditions specified in SAB104, and SFAS 48 at point of shipment to the distributors.

As mentioned previously we offer most stocking distributors a stock rotation right pursuant to which they may rotate products for comparable value in their inventory that have been recently purchased from us and the value of the returned product is a relatively small percentage of the product purchased from us in the preceding quarter. In addition, we also offer most stocking distributors price protection on products in their inventory and recently purchased from us in cases where we have reduced prices on those products. These stock rotations and price discounts must be claimed and exercised within a one to two quarter time frame to be valid.

In the case of our three largest stocking distributors, although they have comparable distribution contracts to the smaller distributors, we have historically deferred revenue for shipments which are either in transit to them, or are included in their period ending inventory reports. This revenue deferral practice for larger distributors has been applied historically by Proxim. These larger distributors have historically returned more product and requested larger stock rotations and price discounts versus the smaller distributors which was the primarily reason that we have historically recognized their revenue using the “sell through” methodology. Under the “sell through” methodology we recognize revenue when our products are sold by these three largest stocking distributors.

Proxim acknowledges that:

•	Proxim is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Securities and Exchange Commission
Division of Corporation Finance
December [18], 2007

•	Proxim may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *     *     *

If you have any questions or comments related to this filing, please contact the undersigned at (413) 584-1425.

Very truly yours,

/s/ David L. Renauld

David L. Renauld
Vice President, Corporate Affairs
and General Counsel

cc:         Brian J. Sereda